Mayer Brown LLP

71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711

www.mayerbrown.com

David A. Schuette

Direct Tel +1 312 701 7363
Direct Fax +1 312 706 8201

dschuette@mayerbrown.com

April 26, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Mark P. Shuman
Branch Chief-Legal
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:                             Textura Corporation

Registration Statement on Form S-1

Filed April 5, 2013

CIK No. 0001565337

Dear Mr. Shuman:

This letter is being furnished on behalf of Textura Corporation (the “Company”) in response to oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing.

In addition, on behalf of the Company, we are hereby filing amendment No. 1 to the above referenced registration statement for an offering of the Company’s common stock (the “Amendment No. 1”). Amendment No. 1 reflects the Company’s responses to the Staff’s comments concerning the graphics and the description of the executive employment agreements, as well as certain other updating and conforming changes. We have enclosed a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the most recently filed registration statement.

If you have any questions regarding the foregoing, feel free to contact the undersigned at (312) 701-7363.

Sincerely,

/s/ David A. Schuette
David A. Schuette

Cc:                             Ivan Griswold, Securities and Exchange Commission

Melissa Feider, Securities and Exchange Commission

Christine Davis, Securities and Exchange Commission

Franco Turrinelli, Textura Corporation

Ryan Lawrence, Textura Corporation